GOODRICH Petroleum Corporation	808 Travis, Suite 1320 HOUSTON, TX 77002 (713)780-9494 Fax 780-9254
February 2, 2007
VIA EDGAR AND FAX
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549

Attn:	Mr. Ronald M. Winfrey

Re:	Goodrich Petroleum Corporation Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 15, 2006 File No. 1-12719
Ladies and Gentlemen:
     On behalf of Goodrich Petroleum Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 19, 2007 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2005. For your convenience, we have repeated in italics each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.
Comment 1:
Goodrich Petroleum Corporation and Subsidiaries Notes to Consolidated Financial Statements, p. 52
Note N — Oil and Gas Producing Activities (Unaudited), page 66
Oil and Natural Gas Reserves, page 67
     We note your proved reserve revisions. Your footnote (1) on page 68 indicates the negative revisions for 2004 and 2005 were caused by “...(a) the premature depletion or decline in production from wells which had larger estimates of producible reserves at the previous reporting period and (b) new and/or revised interpretations of technical data from recently drilled wells, updated production performance from existing and offset wells, and/or the results of enhanced 3-D seismic evaluations.” Please submit to us the petroleum engineer reports — in hard copy and digital/electronic spreadsheet format — you used as the basis for your 2004 and 2005 proved reserve disclosures. The report should include :

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February 2, 2007 Page 2
a)	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

b)	Total Company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)	Engineering exhibits (e.g. income forecast schedules, maps, rate/time plots, volumetric calculations) and hindsight analysis for each of the five largest (net equivalent reserve basis) proved reserve revisions in 2004 and in 2005. Include an explanation of the extent to which you used 3-D seismic analysis to determine proved reservoir area, thickness and continuity. You may contact us for assistance in this matter.
Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey
Response:
     The materials requested have been sent by Federal Express to Mr. Winfrey as of this date. The Company has requested FOIA confidential treatment under Rule 83 for such supplemental materials. Below please find an explanation for each of the five largest revisions in each of the subject years:
Five Largest 2005 Proved Reserve Revisions
1.)	UD #3 (Marg Tex) PUD Reserves were removed because it was determined that the fault block may have experienced depletion from a down dip well.

2.)	SL 2227 No. 2 (W-13) — Norton PDP

Well was damaged due to Hurricane Katrina. Partial reserves were moved to replacement well.

3.)	UD #2 (Marg Tex) PUD

Reserves were removed because it was determined that the fault block may have experienced depletion from a down dip well.

4.)	UD #1 (Marg Tex) PUD

Reserves were removed because it was determined that the fault block may have experienced depletion from a down dip well.

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February 2, 2007 Page 3
5.)	USA No. 7 (W-30) PDP This well is a reservoir edge well with a depletion drive mechanism. Reserves were downgraded due to performance.
Five Largest 2004 Proved Reserve Revisions
1.)	Mather Ranch SEC 149 PUD
The subject reserves are downhole from a producing zone operated by another company. Since the timing of the ultimate depletion of the currently producing zone was uncertain at the reserve evaluation date, the decision was made to remove these PUD reserves from the books.

2.)	Mary Blevins Unit PNP
Although the offset analogous fields had a higher S/P ratios, when the reserves were moved to Netherland, Sewell the new third party reservoir engineer decided to use a more conservative S/P ratio.

3.)	Miami Corp 6 PUD Moved reserves to MC 2D well as a PNP after the PDP depletes.

4.)	SL 17203 1 (W-38) PDP OJ zone watered out and well was recompleted to MQ zone.

5.)	SL 17263 2 (BP 1) PNP Lower 8700’ sand was tested and did not produce commercial quantities of hydrocarbons.
Comment 2:
Please tell us the estimated hydrocarbon volumes, if any, you have claimed as proved reserves:
a)	In undrilled fault blocks

b)	Below the lowest known — penetrated and assessed — structural occurrence of hydrocarbons;

c)	At locations that are not offsetting (adjacent to) productive wells.
     Be advised we generally do not consider such volumes to be proved.

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February 2, 2007 Page 4
Response:
Goodrich does not have any proved reserves that meet any of the above qualifications (a) — (c) included in the petroleum engineering reports used as the basis for the 2004 and 2005 proved reserve disclosures.
Closing Comments
As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments arid provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
Response:
     In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the

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Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ David R. Looney

David R. Looney Executive Vice President and Chief Financial Officer

Encl.
CC: James M. Prince—Vinson & Elkins L.L.P.